  Exhibit 99.2

Silver Elephant Commences 2,300 meter Maiden Sunawayo Drilling Program in Bolivia

Vancouver, British Columbia, January 21, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that a 2,300 meter drilling program has commenced at its 100% owned Sunawayo silver lead zinc project (“Sunawayo”) in central Bolivia.

This is the first ever drilling campaign in history at Sunawayo, acquired by Silver Elephant in September, 2020. Since that time the Company has collected over 900 samples along an 8 km strike length. Over 86% of those samples returned silver assay results grading from 1 g/t to 458 g/t. These results demonstrate extensive near-surface silver mineralization at Sunawayo.

A total 15 drillholes have been planned over a span of 3km to test potential mineralized structures at the Caballo Uma and Pujiuni targets at Sunawayo. These targets have the highest concentration of mineralized samples and exhibit the highest silver grades collected on the project to date.

Silver Elephant has completed the first drill hole while continuing its mapping and sampling program at Sunawayo, which spans 17km totaling an area of 59.5 km2.

Visit www.silverelef.com for Sunawayo maps.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. Rock chip samples average between 4 and 6 kg. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. A geochemical standard control samples are inserted into the sample stream. The laboratory also includes duplicates of samples, standards and blanks for additional QA/QC. Check assays are reviewed prior to the release of data. Assays are also reviewed for their geological context and checked against field descriptions.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.